Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 225
Jericho, New York  11753

                    January 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Martin James

Re:         Aeroflex Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed December 11, 2008
File No. 333-156061

Ladies and Gentlemen:

The following are the responses to the comments of the Securities and Exchange Commission set forth in your letter dated December 24, 2008 (the “Comment Letter”) with respect to the filing by Aeroflex Incorporated (the “Company”) of the above referenced Registration Statement on Form S-4 (the “Registration Statement”).  Simultaneously with the filing of this letter, the Company is submitting (by EDGAR)  Amendment No. 1 to the Registration Statement (the “Amendment”) which incorporates the comments and requests in the Comment Letter, as well as certain other updating revisions by the Company.  Please be advised that after the date of filing of the Registration Statement, minor revisions were made to the employment agreements of certain of our executive officers to comply with the provisions of Section 409A of the Internal Revenue Code.  The Company determined that such revisions were not material and did not require any disclosure in the Amendment.  Such amendments are filed as exhibits to the Amendment.  Courtesy copies of this letter and the Amendment, including a version that is marked to show changes between the original Registration Statement and the Amendment, are being delivered to Ruairi Regan, Brian Casio and Kristen Lochead.

All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.  Supplemental and factual information contained herein is based upon information and/or documentation provided by or on behalf of the Company

1.           Please be advised that all audit procedures performed by KPMG LLP, the Company’s independent auditors, were performed under the auditing standards of the Public Company Accounting Oversight Board.  Accordingly, the auditor’s report has been revised to remove the reference to the auditing standards as established by the Auditing Standards Board.

2.           Please be advised that the Company has revised the financial statements note disclosure on page F-14 by deleting the sentence that “[t]he Company has allocated the purchase price based on the appraisals associated with the valuation of certain acquired assets and assumed liabilities.”  Independent third-party appraisers were engaged by the Company to prepare valuations and assisted management in determining the fair values of certain acquired assets.  Management then performed the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed and in doing so considered the valuation report by the third party appraisers.  Management did not rely exclusively upon any valuation report by third party appraisers, but rather incorporated its own assumptions and assessments in determining fair values, and therefore Management takes responsibility for such values.  Therefore, in accordance with the guidance in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, the Company has determined that it is not required to disclose the name of any third-party appraiser or include any opinion, valuation report or consent of any such third-party appraiser.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned at (516) 937-5900.

Very truly yours,

/s/ Gary T. Moomjian

Gary T. Moomjian

cc:           John Adamovich, Jr.
Charles Badlato